1875 K Street N.W.

Washington, DC 20006-1238

Tel: 202 303 1000

Fax: 202 303 2000

April 12, 2012

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 692 and 693

Dear Ms. Cole:

This letter responds to your comments with respect to the filing of post-effective amendments (“PEA”) to the Trust’s registration statement, filed on January 30, 2012, to add iShares B-Ca Rated Corporate Bond Fund and iShares Baa-Ba Rated Corporate Bond Fund (each the “Fund” and collectively the “Funds”), as series of the Trust pursuant to Rule 485(a) under the Securities Act of 1933.

The comments were provided in a telephone conversation on March 13, 2012. For your convenience, your comments are summarized below and each comment is followed by our response. Capitalized terms have the meanings assigned in each Fund’s prospectus unless otherwise defined in this letter.

Comment No. 1: Please confirm whether investing in emerging markets is a principal strategy of each Fund. If so, please add appropriate language to the principal strategies section.

Response: Investing in emerging markets is currently not a principal strategy of each Fund. When and if investing in emerging markets becomes a principal strategy, the Trust will add appropriate disclosure to the “Principal Investment Strategies” section.

Comment No. 2: With respect to the following statement, “the Fund generally invests at least 90% of its assets in the securities of the Underlying Index and in investments that provide substantially similar exposure to the securities in the Underlying Index,” please confirm that the reference to investments that “provide substantially similar exposure to the securities in the Underlying Index” is limited to depositary receipts, and whether any such investments are consistent with the Fund’s exemptive order.

Response: Each Fund is currently contemplating only depositary receipts in the category of investments that provide substantially similar exposure to the securities in the Underlying Index. Any investment made by each Fund that provides substantially similar exposure to the securities in the Underlying Index will be consistent with each Fund’s exemptive relief.

Comment No. 3: Please confirm whether each Fund is limited to the securities of the ratings described in the names and, if not, how each Fund intends to comply with the names test.

Response: The iShares Baa-Ba Rated Corporate Bond Fund tracks the Barclays U.S. Corporate Baa-Ba Capped Index and iShares B-Ca Rated Corporate Bond Fund tracks the Barclays U.S. Corporate B-Ca Capped Index. Each Fund has adopted a non-fundamental investment policy in accordance with Rule 35d-1 under the Investment Company Act of 1940 to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in securities of the Underlying Index or in depositary receipts representing securities of the Underlying Index. If, subsequent to an investment, the 80% requirement is no longer met, the Fund’s future investments will be made in a manner that will bring the Fund into compliance with this policy.

Comment No. 4: How much notice shareholders would receive if the Underlying Index is substituted.

Response: Each Fund has adopted a policy to provide its shareholders with at least 60 days’ prior written notice in the instance that such Fund substitutes its Underlying Index.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Ben Haskin
Benjamin J. Haskin

cc:	Ed Baer

Andrew Josef

Kyle Wirth